November 4, 2024

Stanley Rodrigues
Chief Financial Officer
CI&T Inc
Estrada Giuseppina Vianelli de Napoli, 1455 - Bl. C,
Pavimento Superior, Globaltech,
Campinas - State of S  o Paulo
13086-530 - Brazil

       Re: CI&T Inc
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-41035
Dear Stanley Rodrigues:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Jonathan Mendes de Oliveira, Esq.